SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: February 2007                                                                                                              Commission File Number: 1-31402

CAE INC.
(Name of Registrant)

8585 Cote de Liesse
Saint-Laurent, Quebec
Canada H4T 1G6
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F                                                                                                                            Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                                                                                                                                                   No X

If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAE Inc.
Date: February 8, 2007	By:	/s/ Hartland Paterson

	Name:	Hartland J. Paterson
	Title:	Vice President Legal, General Counsel
and Corporate Secretary

                                                                                         Press Release

CAE reports third quarter results for fiscal year 2007

  Net earnings increased 71% year over year to CDN$29.7 million
  Revenue increased 20% year over year to CDN$331.2 million
  Net cash generated from continuing operations of CDN$78.7 million and free cash flow of CDN$35.6 million
  New orders of CDN$327.0 million for a total backlog of CDN$2.712 billion

Montreal, February 8, 2007 – (NYSE: CGT; TSX: CAE) – CAE today reported financial results for the third quarter ended December 31, 2006. Net earnings were $29.7 million ($0.12 per share) this quarter, compared to $17.4 million ($0.07 per share) in the third quarter of last year. All financial information is in Canadian dollars.

Summary of consolidated results
(millions, except operating margins)		Q3-07	Q2-07	Q1-07	Q4-06	Q3-06

Revenue		$331.2	280.4	301.8	284.3	276.6
Earnings before interest and
income taxes (EBIT)		$44.2	44.8	47.1	9.1	32.3
As a % of revenue	%	13.3	16.0	15.6	3.2	11.7
Net earnings		$29.7	31.0	32.4	9.2	17.4
Backlog		$2,711.9	2,584.0	2,433.2	2,460.0	2,368.3

(Comparable periods have been restated to reflect a change in stock-based compensation expenses (EIC-162))(1)

Net earnings from continuing operations, excluding non-recurring items(2), were $32.0 million ($0.13 per share) this quarter, compared to $23.5 million ($0.09 per share) in the same quarter of last year. Net earnings for the quarter were $29.7 million, a 71% increase year over year.

Consolidated revenue was $331.2 million, $54.6 million higher than the third quarter of 2006.

Third-quarter consolidated earnings before interest and taxes(3) (EBIT) were $44.2 million, or 13.3% of revenue. This percentage is lower this quarter than in the second quarter due mainly to a higher than average operating margin for the Simulation Products/Civil segment in Q2 and because of higher restructuring costs this quarter. Not including the effect of non-recurring items, EBIT was $47.0 million, or 14.2% of revenue.

“Our financial results for the third quarter continue to reflect our renewed competitive position and our improved profitability”, said Robert E. Brown, CAE’s President and Chief Executive Officer. “Healthy aerospace industry conditions are presenting us with a number of growth opportunities, and we are continuing to build on our strengths as a technology and training services leader in both the civil and military markets.”

In civil training and services, CAE secured more than $95 million in new training contracts and announced an agreement with Embraer to form a global training joint venture for the Phenom 100 and 300 series aircraft. This marks our first training program for the very light jet and light jet markets. Since the end of the quarter we announced our plans to open CAE’s first Indian flight training centre in Bangalore.

During the quarter CAE won orders for 10 civil full-flight simulators (FFSs). An additional two FFS orders have been announced since the end of the quarter, bringing our total announced orders to 29. While the fiscal year is nearly complete, we expect that FFS sales will reach 33 by March 31, 2007.

We secured a number of new military contracts this quarter, including a range of programs for the German, US and British forces as well as engineering development services to support a range of new homeland security initiatives across Canada. These initiatives include developing simulation-based solutions for planning, experimentation, training and mission rehearsal.

Business segment highlights
Simulation Products/Civil (SP/C)
Financial results
(millions, except operating margins)		Q3-07	Q2-07	Q1-07	Q4-06	Q3-06

Revenue		$92.1	84.2	74.2	78.0	63.0
Segment operating income		$15.5	18.7	10.9	9.3	10.3
Operating margins	%	16.8	22.2	14.7	11.9	16.3
Backlog		$340.0	313.2	297.5	284.4	312.3

(Comparable periods have been restated to reflect a change in stock-based compensation expenses (EIC-162))(1)

Revenue in the SP/C segment was $92.1 million this quarter, up by 46% over the same period last year. Revenue increased as a result of the high level of recent orders, and because we obtained a customer’s final acceptance of certain simulators that are recorded as sale-type capital lease transactions for which percentage of completion revenue recognition was not applicable.

Segment operating income was $15.5 million, up by 50% over the same period last year. This increase is mainly due to higher revenue this quarter, increased synergies, and a contribution by Investissement Québec to Project Phoenix, our research and development program.

New orders totalled $106.7 million, and segment backlog was $340.0 million at the end of the quarter.

Training & Services/Civil (TS/C)
Financial results
(millions, except operating margins)		Q3-07	Q2-07	Q1-07	Q4-06	Q3-06

Revenue		$83.1	78.4	83.7	81.1	78.0
Segment operating income		$13.5	11.2	18.3	14.9	14.1
Operating margins	%	16.2	14.3	21.9	18.4	18.1
Backlog		$905.6	842.9	817.6	809.0	805.2

(Comparable periods have been restated to reflect a change in stock-based compensation expenses (EIC-162))(1)

Revenue in the TS/C segment increased 6% over last quarter and by 7% from the same period last year. The increase from last quarter was partially due to seasonality and the appreciation of the euro, British pound and the US dollar against the Canadian dollar. This was partly offset by some disruption associated with the restructuring and redeployment of FFSs during the quarter.

Segment operating income was $13.5 million (16.2% of revenue), up by 21% from last quarter ($11.2 million or 14.3% of revenue) but down by 4% from the third quarter of last year ($14.1 million or 18.1% of revenue). While our civil training business showed increased operational strength, margins in the quarter were impacted by costs associated with the expansion, consolidation and construction of some of our training centres.

Segment operating income for the first nine months of fiscal 2007 was $43.0 million, compared to $42.2 million for the same period last year.

New orders totalled $95.6 million, and segment backlog was $905.6 million at the end of the quarter.

Simulation Products/Military (SP/M)
Financial results
(millions, except operating margins)		Q3-07	Q2-07	Q1-07	Q4-06	Q3-06

Revenue		$105.2	64.3	95.8	77.5	82.8
Segment operating income		$11.2	7.3	11.1	6.8	6.2
Operating margins	%	10.6	11.4	11.6	8.8	7.5
Backlog		$609.0	626.3	475.2	540.5	453.0

(Comparable periods have been restated to reflect a change in stock-based compensation expenses (EIC-162))(1)

Revenue in the SP/M segment was $105.2 million this quarter, up by 27% over the same period last year. Higher activity on some European programs, particularly the Eurofighter program, a high level of activity on some US programs and the depreciation of the Canadian dollar against the euro, British pound and the US dollar all contributed to this increase.

Segment operating income this quarter was $11.2 million, up 81% year over year. The increase is due to higher revenues and an improvement in operating margins, which benefited from contributions by Investissement Québec to Project Phoenix.

New orders totalled $59.7 million, and segment backlog was $609.0 million at the end of the quarter. We expect variations in the level of order bookings between quarters in both Military segments because of the unique nature of military contracts and the irregular timing in which they are awarded.

Training & Services/Military (TS/M)
Financial results
(millions, except operating margins)		Q3-07	Q2-07	Q1-07	Q4-06	Q3-06

Revenue		$50.8	53.5	48.1	47.7	52.8
Segment operating income		$6.8	9.3	11.5	3.2	8.4
Operating margins	%	13.4	17.4	23.9	6.7	15.9
Backlog		$857.3	801.6	842.9	826.1	797.8

(Comparable periods have been restated to reflect a change in stock-based compensation expenses (EIC-162))(1)

Revenue in the TS/M segment was $50.8 million, down by 4% over the same period last year. The decrease is due to lower activity on some North American support services contracts, which was partly offset by the depreciation of the Canadian dollar against the euro, British pound and the US dollar.

Segment operating income was $6.8 million, down by 19% over the same period last year. This decrease is mainly because of lower revenue as explained above and a cost recovery that benefited the third quarter last year, resulting from a rate negotiation with the Canadian government.

New orders totalled $65.0 million this quarter, and segment backlog was $857.3 million at the end of the quarter.

Combined revenue this quarter for the Military business as a whole was $156.0 million and combined operating income was $18.0 million, resulting in an operating margin of 11.5% .

Cash flow and financial position

As of the end of the third quarter, we generated $78.7 million of net cash from continuing operations. We invested $42.7 million in capital expenditures, and received $8.5 million in non-recourse financing. As a result, we generated free cash flow(4) of $35.6 million this quarter.

Net debt(5) was $187.7 million for the quarter, down by 6% from last quarter.

CAE will pay a dividend of $0.01 per share on March 30, 2007 to shareholders of record on March 16, 2007.

Additional consolidated financial results

The consolidated backlog was $2.712 billion at the end of this quarter, compared to $2.584 billion at the end of last quarter. New orders of $327.0 million were added to backlog this quarter and favourable foreign exchange movements accounted mainly for another $132.1 million. This was partly offset by $331.2 million of revenues generated from backlog.

Capital expenditures for the quarter were $42.7 million and we expect total capital expenditures in 2007 to be about $170 million. At this time we estimate capital expenditures of approximately the same order of magnitude next fiscal year. The growth of our network will be financed from free cash flow and non-recourse debt.

Income taxes were $11.6 million this quarter, representing an effective tax rate of 28%. We expect the effective income tax rate for fiscal 2007 to be slightly below 30% (not including the effect of non-recurring items).

Excluding non-recurring items, earnings per share from continuing operations were $0.13, compared to $0.12 last quarter and $0.09 in the third quarter of last year. Our third quarter results included a non-recurring charge of $2.3 million after tax, which represents the last of the restructuring and related costs under the plan announced in February 2005.

You will find a more detailed discussion of our results by segment in the Management’s discussion and analysis (MD&A) as well as in our consolidated financial statements which are posted on our website at http://www.cae.com/financialsQ3FY07.

Conference call

CAE will host a conference call today at 12:00 p.m. EST for analysts, institutional investors and the media. North American participants can listen to the conference by dialling 1-866-542-4236 or (514) 868-1042. Overseas participants can dial +800-6578-9868 or 1(514) 868-1042. The conference call will also be audio Webcast live for the public at www.cae.com.

CAE is a world leader in providing simulation and modelling technologies, and integrated training services to the civil aviation industry and defence forces around the globe. We design, manufacture and supply simulation equipment and offer training and services. This includes integrated modelling, simulation and training solutions for commercial airlines, business aircraft operators, aircraft manufacturers and military organizations and a global network of training centres for pilots, and in some instances, cabin crew and maintenance workers.

With annual revenues of over CDN$1 billion, CAE operates in 19 countries around the world. CAE has sold nearly 700 simulators and training devices to airlines, aircraft manufacturers, training centres and defence forces for air and ground purposes in more than 40 countries. With over 110 full-flight simulators in more than 20 aviation training centres, serving approximately 3,500 airlines, aircraft operators and manufacturers across the globe, CAE licenses its simulation software to various market segments and has a professional services division assisting customers with a wide range of simulation-based needs.

Certain statements made in this news release, including, but not limited to, statements that are not historical facts, are forward-looking and are subject to important risks, uncertainties and assumptions. The results or events predicted in these forward-looking statements may differ materially from actual results or events. These statements do not reflect the potential impact of any non-recurring or other special items or events that are announced or completed after the date of this news release, including mergers, acquisitions, or other business combinations and divestitures.

You will find more information about the risks and uncertainties associated with our business in the MD&A section of our annual report and annual information form for the year ended March 31, 2006. These documents have been filed with the Canadian securities commissions and are available on our website (www.cae.com) and on SEDAR (www.sedar.com). They have also been filed with the US Securities and Exchange Commission under Form 40-F and are available on EDGAR (www.sec.gov). The forward-looking statements contained in this news release represent our expectations as of February 8, 2007 and, accordingly, are subject to change after this date.

We do not update or revise forward-looking information even if new information becomes available unless legislation requires us to do so. You should not place undue reliance on forward-looking statements.

Notes

(1) All comparative prior periods have been retroactively restated for a recent change in accounting standards (EIC-162: Stock-Based Compensation for Employees Eligible to Retire Before the Vesting Date). This change was required for all companies under Canadian GAAP for interim financial statements ending on or after December 31, 2006.

(2) Non recurring items do not have any standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP). We consider an item to be non-recurring when it is outside the normal course of business either because it appears infrequently, is unusual or does not represent a normal business trend. Please refer to CAE Inc.’s 2007 Third Quarter MD&A dated February 8, 2007 for more details.

(3) Earnings before interest and taxes (EBIT) does not have any standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP). Please refer to CAE Inc.’s 2007 Third Quarter MD&A dated February 8, 2007 for more details.

(4) Free cash flow is a measure that tells us how much cash we have available to build the business, repay debt and meet ongoing financial obligations. We use it as an indicator of our financial strength and liquidity. We calculate it by taking the net cash generated by our continuing operating activities, subtracting all capital expenditures (including growth capital expenditures and capitalized costs) and dividends paid, and then adding the proceeds from sales and leaseback and other asset-specific financing. Free cash flow does not have any standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP). Please refer to CAE Inc.’s 2007 Third Quarter MD&A dated February 8, 2007 for more details.

(5) Net debt is a measure we use to monitor how much debt we have after taking into account liquid assets such as cash and cash equivalents. Net debt does not have any standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP). Please refer to CAE Inc.’s 2007 Third Quarter MD&A dated February 8, 2007 for more details.

On the Web: www.cae.com

Media contact:

Nathalie Bourque, Vice President, Global Communications, (514) 734-5788, nathalie.bourque@cae.com

Investor relations:

Andrew Arnovitz, Director, Investor Relations, (514) 734-5760, andrew.arnovitz@cae.com

Consolidated Balance Sheets
(Unaudited)	As at December 31	As at March 31
(amounts in millions of Canadian dollars)	2006	2006

		(Restated)
Assets
Current assets
Cash and cash equivalents	$112.9	$81.1
Accounts receivable	328.7	260.3
Inventories	85.1	93.2
Prepaid expenses	25.2	25.2
Income taxes recoverable	68.4	75.7
Future income taxes	5.9	5.7

	626.2	541.2
Property, plant and equipment, net	980.8	839.3
Future income taxes	61.4	78.2
Intangible assets	26.5	23.3
Goodwill	97.6	92.0
Other assets	125.0	136.2
Long-term assets held for sale	2.0	5.9

	$1,919.5	$1,716.1

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	$386.0	$373.7
Deposits on contracts	173.0	146.4
Current portion of long-term debt	38.6	10.4
Future income taxes	16.4	14.5

	614.0	545.0
Long-term debt	262.0	260.9
Deferred gains and other long-term liabilities	230.5	211.2
Future income taxes	20.1	26.8

	1,126.6	1,043.9

Shareholders’ Equity
Capital stock	395.0	389.0
Contributed surplus	5.5	5.6
Retained earnings	478.4	392.8
Cumulative translation adjustment	(86.0)	(115.2)

	792.9	672.2

	$1,919.5	$1,716.1

Consolidated Statements of Earnings
	Three months		Nine months
(Unaudited)		ended		ended
(amounts in millions of Canadian dollars, except per	December 31		December 31
share amounts)	2006	2005	2006	2005

		(Restated) (Restated)		(Restated)
Revenue	$331.2	$276.6	$913.4	$822.9

Earnings before interest and income taxes	$44.2	$32.3	$136.1	$94.9
Interest expense, net	2.9	6.1	7.1	15.3

Earnings before income taxes	$41.3	$26.2	$129.0	$79.6
Income tax expense	11.6	8.9	35.0	24.6

Earnings from continuing operations	$29.7	$17.3	$94.0	$55.0
Results of discontinued operations	-	0.1	(0.9)	(0.6)

Net earnings	$29.7	$17.4	$93.1	$54.4

Basic and diluted earnings per share from
continuing operations	$0.12	$0.07	$0.37	$0.22

Basic and diluted earnings per share	$0.12	$0.07	$0.37	$0.22

Weighted average number of shares outstanding
(Basic)	251.2	250.2	251.0	249.6

Consolidated Statements of Retained Earnings
	Three months		Nine months
(Unaudited)		ended		ended
Restated	December 31		December 31
(amounts in millions of Canadian dollars)	2006	2005	2006	2005

Retained earnings at beginning of period as previously
reported	$454.3	$373.7	$395.7	$340.8
Adjustment for change in accounting policy	(3.1)	(2.5)	(2.9)	(1.6)

Retained earnings at beginning of period as restated	$451.2	$371.2	$392.8	$339.2
Net earnings	29.7	17.4	93.1	54.4
Dividends	(2.5)	(2.5)	(7.5)	(7.5)

Retained earnings at end of period	$478.4	$386.1	$478.4	$386.1

2

Consolidated Statements of Cash Flows
	Three months			Nine months
		ended		ended
(Unaudited)	December 31			December 31
(amounts in millions of Canadian dollars)	2006	2005	2006	2005

		(Restated)	(Restated) (Restated)
Operating activities
Net earnings	$29.7	$17.4	$93.1	$54.4
Results of discontinued operations	-	(0.1)	0.9	0.6

Earnings from continuing operations	29.7	17.3	94.0	55.0
Adjustments to reconcile earnings to
cash flows from operating activities:
Depreciation	14.3	13.8	40.4	39.8
Amortization of deferred financing costs	0.2	0.2	0.6	1.9
Amortization of intangible and other assets	3.4	4.4	10.6	15.2
Future income taxes	(1.2)	2.8	11.4	(2.4)
Investment tax credits	9.6	(3.0)	5.5	(5.7)
Stock-based compensation plans	5.6	2.5	12.1	7.8
Other	(1.8)	(3.1)	3.9	(0.3)
Changes in non-cash working capital	18.9	55.9	(24.2)	55.1

Net cash provided by continuing operating activities	78.7	90.8	154.3	166.4
Net cash provided by discontinued operating activities	-	-	-	2.1

Net cash provided by operating activities	78.7	90.8	154.3	168.5

Investing activities
Business acquisitions (net of cash and cash equivalents
acquired)	(4.9)	-	(4.9)	2.6
Proceeds from disposal of discontinued operations	-	-	(6.6)	(4.9)
Capital expenditures	(42.7)	(45.6)	(124.3)	(87.8)
Deferred development costs	(0.1)	(0.4)	(0.3)	(0.4)
Deferred pre-operating costs	(2.6)	(0.1)	(2.7)	(0.4)
Other	(3.8)	(5.1)	(4.6)	(17.2)

Net cash used in continuing investing activities	(54.1)	(51.2)	(143.4)	(108.1)
Net cash used in discontinued investing activities	-	-	-	(2.3)

Net cash used in investing activities	(54.1)	(51.2)	(143.4)	(110.4)

Financing activities
Net borrowing under revolving unsecured credit facilities	(30.0)	(13.6)	-	(9.7)
Proceeds from long-term debt	18.0	4.6	42.5	25.8
Reimbursement of long-term debt	(14.2)	(33.2)	(21.8)	(61.9)
Dividends paid	(2.4)	(2.4)	(7.3)	(7.2)
Common stock issuance	0.9	1.2	3.6	6.2
Other	(1.6)	2.8	(1.0)	1.8

Net cash (used in) provided by continuing financing activities	(29.3)	(40.6)	16.0	(45.0)
Net cash provided by discontinued financing activities	-	-	-	1.2

Net cash (used in) provided by financing activities	(29.3)	(40.6)	16.0	(43.8)

Effect of foreign exchange rate changes
on cash and cash equivalents	6.8	(2.1)	4.9	(9.1)

Net increase (decrease) in cash and cash equivalents	2.1	(3.1)	31.8	5.2
Cash and cash equivalents at beginning of period	110.8	69.8	81.1	61.5

Cash and cash equivalents at end of period	$112.9	$66.7	$112.9	$66.7